

Motion Twin
1 place Lainé
33000 Bordeaux, France

Motion Twin is an indie studio which was founded in... 2001 so we're pretty much dinosaurs at this point. We started out quite well releasing browser games. With the rise of mobile we realized (probably too late) that we needed to be part of that scene if we wanted to continue making F2P games.

Unfortunately, everything on mobile is about metrics and numbers. We quickly realized that we would need to devote 70% or our resources to marketing and analytics and only 30% to development and creative. We toughed it out for a while, but eventually we decided to take a shot at a more traditional, hardcore, PC/console project, even if we knew the market was becoming increasingly difficult for for newcomers.

Moving from the web and mobile markets, we knew very well that one of the greatest challenges facing indie studios is getting eyes on your project. Especially, if you don't have an established community, studio name or a war chest to spend on advertising. Moreover, we were aware of the (understandable) reluctance of the press to cover Early Access games.

That's why you need to make as much noise as you can on all channels and this is where the folks at ProjectMQ might be able to help you out. They're experienced social media wizards, and as such can not only offer you an impressive visibility boost directed at a key indie game fan base, but they can also provide backup for your marketing and communication efforts at key moment, for us it was the Dead Cell's Early Access launch.

Along with the quality of your game, quality marketing and communication is becoming the deciding factor of success in the gaming industry. Having the opportunity to work with ProjectMQ was a real treat, and they should be considered as a valued partner by any studio looking to make a splash in the video game industry.

Joan Blachere,
Junior Marketing Manager